EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                 NINE MONTHS ENDED
                                                                                    31 DECEMBER
                                                                        -------------------------------------
   (UNAUDITED)                                                  NOTES             2002                2003
                                                                        -----------------   -----------------
                                                                               ((POUND) IN MILLIONS)
   TURNOVER                                                         2              787.1             841.3
   Cost of sales                                                                  (352.9)           (384.5)
                                                                        -----------------   -----------------
   GROSS PROFIT                                                                    434.2             456.8
                                                                        -----------------   -----------------
   Distribution costs                                                              (25.6)            (24.9)
   ADMINISTRATIVE COSTS
       Ordinary items                                                             (264.5)           (262.3)
       Exceptional items                                            4              (15.0)            (90.1)
                                                                        -----------------   -----------------
                                                                                  (279.5)           (352.4)
                                                                        -----------------   -----------------
   OPERATING PROFIT                                                 3              129.1              79.5
   NET INTEREST PAYABLE
        Ordinary items                                                            (182.1)           (112.6)
        Exceptional items                                           4                 -              (58.4)
                                                                        -----------------   -----------------
                                                                                  (182.1)           (171.0)
                                                                        -----------------   -----------------
   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                     (53.0)            (91.5)
   TAXATION
        Before exceptional items                                  4,5               (7.9)            (25.9)
        On exceptional items                                      4,5                2.3              37.2
                                                                        -----------------   -----------------
                                                                                    (5.6)             11.3
                                                                        -----------------   -----------------
   LOSS FOR THE FINANCIAL PERIOD                                 4,10              (58.6)            (80.2)
                                                                        =================   =================


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                 NINE MONTHS ENDED
                                                                                    31 DECEMBER
                                                                        -------------------------------------
   (UNAUDITED)                                                  NOTES             2002                2003
                                                                        -----------------   -----------------
                                                                                  ((POUND) IN MILLIONS)
   Loss for the financial period                                   10               (58.6)            (80.2)
   Currency movements                                              10               (36.3)            (51.2)
                                                                        -----------------   -----------------
   TOTAL RECOGNISED LOSSES FOR THE FINANCIAL PERIOD                                 (94.9)           (131.4)
                                                                        =================   =================


     The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                 THREE MONTHS ENDED
                                                                                    31 DECEMBER
                                                                        -------------------------------------
   (UNAUDITED)                                                  NOTES             2002                2003
                                                                        -----------------   -----------------
                                                                                  ((POUND) IN MILLIONS)
   TURNOVER                                                         2              256.2               272.7
   Cost of sales                                                                  (119.1)             (133.4)
                                                                        -----------------   -----------------
   GROSS PROFIT                                                                    137.1               139.3
                                                                        -----------------   -----------------
   Distribution costs                                                               (8.1)               (7.7)
   ADMINISTRATIVE COSTS
       Ordinary items                                                              (90.8)              (89.0)
       Exceptional items                                            4                 -                   -
                                                                        -----------------   -----------------
                                                                                   (90.8)              (89.0)
                                                                        -----------------   -----------------
   OPERATING PROFIT                                                 3               38.2                42.6
   NET INTEREST PAYABLE
        Ordinary items                                                             (66.3)              (24.4)
        Exceptional items                                           4                 -                   -
                                                                        -----------------   -----------------
                                                                                   (66.3)              (24.4)
                                                                        -----------------   -----------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                            (28.1)               18.2
   TAXATION
        Before exceptional items                                    4               (0.5)               (9.2)
        On exceptional items                                        4                 -                   -
                                                                        -----------------   -----------------
                                                                                    (0.5)               (9.2)
                                                                        -----------------   -----------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                        4,10              (28.6)                9.0
                                                                        =================   =================


                                                     STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                  THREE MONTHS ENDED
                                                                                     31 DECEMBER
                                                                        ---------------------------------------
   (UNAUDITED)                                                  NOTES               2002                2003
                                                                        -------------------    ----------------
                                                                                   ((POUND) IN MILLIONS)
   (Loss) profit for the financial period                          10              (28.6)                 9.0
   Currency movements                                              10               (4.6)               (31.3)
                                                                        -----------------     ----------------
   TOTAL RECOGNISED LOSSES FOR THE FINANCIAL PERIOD                                (33.2)               (22.3)
                                                                        =================     ================

     The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                                    NINE MONTHS ENDED 31 DECEMBER
                                                                              -------------------------------------------
    (UNAUDITED)                                                      NOTES                  2002                  2003
                                                                              ---------------------   -------------------
                                                                                           ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                             221.5                   183.1
    RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE
    Interest paid                                                                         (97.5)                 (112.4)
    Redemption premium paid                                                                 -                     (19.7)
    Finance fees paid                                                    6                (16.1)                  (16.4)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                                             (113.6)                 (148.5)
                                                                              ---------------------   -------------------
    TAXATION                                                                              (10.3)                  (10.2)
                                                                              ---------------------   -------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                     (11.6)                  (17.9)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                                              (11.6)                  (17.9)
                                                                              ---------------------   -------------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of cash
        acquired                                                         6               (466.6)                   (5.8)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                    (466.6)                   (5.8)
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                                           (380.6)                    0.7
    FINANCING
    Issue of ordinary share capital and capital
        contributions received, net of issue costs                       6                  0.1                   304.4
    New loans issued                                                     6                487.4                 1,077.5
    Borrowings repaid                                                    6               (184.2)               (1,278.4)
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM FINANCING                                                        303.3                   103.5
                                                                              ---------------------   -------------------
    (DECREASE) INCREASE IN NET CASH IN THE PERIOD                                         (77.3)                  104.2
                                                                              =====================   ===================

    Total operating profit                                                                129.1                    79.5
    Depreciation                                                                           16.9                    17.2
    Goodwill amortisation                                                                  73.7                    73.3
    Increase in stocks                                                                    (25.4)                  (29.1)
    Decrease in debtors                                                                     8.0                    30.6
    Increase in creditors                                                                  19.2                     1.1
    Other non-cash items                                                                    -                      10.5
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                             221.5                   183.1
                                                                              =====================   ===================

     The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                    THREE MONTHS ENDED 31 DECEMBER
                                                                              -------------------------------------------
    (UNAUDITED)                                                      NOTES                  2002                  2003
                                                                              ---------------------   -------------------
                                                                                         ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                                75.6                  88.5
    RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE
    Interest paid                                                                           (29.3)                (32.9)
    Finance fees paid                                                    6                   (4.3)                 (0.3)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                                                (33.6)                (33.2)
                                                                              ---------------------   -------------------
    TAXATION                                                                                 (2.7)                 (5.6)
                                                                              ---------------------   -------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                        (3.7)                 (7.3)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                                                 (3.7)                 (7.3)
                                                                              ---------------------   -------------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of cash
        acquired                                                         6                  (42.9)                 (2.7)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                       (42.9)                 (2.7)
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                                               (7.3)                 39.7
    FINANCING
    New loans issued                                                     6                   78.7                   2.0
    Borrowings repaid                                                    6                 (157.8)                  -
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW FROM FINANCING                                                (79.1)                  2.0
                                                                              ---------------------   -------------------
    (DECREASE) INCREASE IN NET CASH IN THE PERIOD                                           (86.4)                 41.7
                                                                              =====================   ===================

    Total operating profit                                                                   38.2                  42.6
    Depreciation                                                                              5.9                   5.8
    Goodwill amortisation                                                                    25.0                  24.1
    Increase in stocks                                                                      (14.2)                 (7.5)
    Decrease in debtors                                                                      29.5                   9.8
    (Decrease) increase in creditors                                                         (8.8)                 13.7
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                                75.6                  88.5
                                                                              =====================   ===================

     The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                               AT                     AT
                                                                                         31 MARCH            31 DECEMBER
                                                                                             2003                   2003
                                                                   NOTES                 (AUDITED)            (UNAUDITED)
                                                                                 ------------------    ------------------
                                                                                            ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                                   1,824.1                 1,670.3
    Tangible assets                                                                        47.1                    42.5
    Investment                                                                              1.9                     2.1
                                                                                 ------------------   -------------------
    TOTAL FIXED ASSETS                                                                  1,873.1                 1,714.9
                                                                                 ------------------   -------------------

    CURRENT ASSETS
                                                                                 ------------------   -------------------
    Stocks                                                                                145.8                   162.9
    Debtors                                                            7                  461.4                   433.0
    Cash at bank and in hand                                           6                   30.0                   132.0
                                                                                 ------------------   -------------------
    TOTAL CURRENT ASSETS                                                                  637.2                   727.9
                                                                                 ------------------   -------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                       6,9                 (112.8)                  (84.7)
    Other creditors                                                    8                 (235.9)                 (229.4)
                                                                                 ------------------   -------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                 (348.7)                 (314.1)
                                                                                 ------------------   -------------------
    NET CURRENT ASSETS                                                                    288.5                   413.8
                                                                                 ------------------   -------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                               2,161.6                 2,128.7
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                       6,9               (2,286.0)               (2,080.1)
                                                                                 ------------------   -------------------
    NET (LIABILITIES) ASSETS                                                             (124.4)                   48.6
                                                                                 ==================   ===================

    CAPITAL AND RESERVES
    Called up share capital                                           10                    0.1                     0.1
    Share premium account                                             10                    1.0                   305.4
    Profit and loss account deficit                                   10                 (125.5)                 (256.9)
                                                                                 ------------------   -------------------
    EQUITY SHAREHOLDERS' (DEFICIT) FUNDS                              10                 (124.4)                   48.6
                                                                                 ==================   ===================

     The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS



1.        BASIS OF PREPARATION AND CONSOLIDATION

          The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

          The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2003 contained in the Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003.

          The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

          In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2003.

          The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

2.         TURNOVER

                                                                                      NINE MONTHS ENDED 31 DECEMBER
                                                                               --------------------------------------------
                                                                                              2002                  2003
                                                                               ----------------------  --------------------
                                                                                             ((POUND) IN MILLIONS)
            UK printed directories                                                            405.4               417.8
            Other products and services                                                        31.4                29.7
                                                                               ----------------------  --------------------
            TOTAL UK TURNOVER                                                                 436.8               447.5
            TOTAL US TURNOVER                                                                 350.3               393.8
                                                                               ----------------------  --------------------
            GROUP TURNOVER                                                                    787.1               841.3
                                                                               ======================  ====================

                                                                                            THREE MONTHS ENDED 31 DECEMBER
                                                                               --------------------------------------------
                                                                                              2002                  2003
                                                                               ----------------------  --------------------
                                                                                             ((POUND) IN MILLIONS)
            UK printed directories                                                            118.9               122.6
            Other products and services                                                        11.6                10.3
                                                                               ----------------------  --------------------
            TOTAL UK TURNOVER                                                                 130.5               132.9
            TOTAL US TURNOVER                                                                 125.7               139.8
                                                                               ----------------------  --------------------
            GROUP TURNOVER                                                                    256.2               272.7
                                                                               ======================  ====================

3.         OPERATING PROFIT

                                                                                      NINE MONTHS ENDED 31 DECEMBER
                                                                               --------------------------------------------
                                                                                              2002                  2003
                                                                               ----------------------  --------------------
                                                                                             ((POUND) IN MILLIONS)
            UK printed directories                                                            101.6                81.7
            Other products and services                                                        (3.0)                  -
                                                                               ----------------------  --------------------
            TOTAL UK OPERATING PROFIT                                                          98.6                81.7
            TOTAL US OPERATING PROFIT (LOSS)                                                   30.5                (2.2)
                                                                               ----------------------  --------------------
            OPERATING PROFIT                                                                  129.1                79.5
                                                                               ======================  ====================


                                                                                     THREE MONTHS ENDED 31 DECEMBER
                                                                               --------------------------------------------
                                                                                              2002                  2003
                                                                               ----------------------  --------------------
                                                                                             ((POUND) IN MILLIONS)
            UK printed directories                                                             23.7                21.4
            Other products and services                                                        (0.6)                1.5
                                                                               ----------------------  --------------------
            TOTAL UK OPERATING PROFIT                                                          23.1                22.9
            TOTAL US OPERATING PROFIT                                                          15.1                19.7
                                                                               ----------------------  --------------------
            OPERATING PROFIT                                                                   38.2                42.6
                                                                               ======================  ====================


                       YELL FINANCE B.V. AND SUBSIDIARIES

4.         RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

          An analysis of our results for the three and nine months ended 31 December 2002 and 2003 separating out exceptional items is as follows:

                                                                            NINE MONTHS ENDED 31 DECEMBER
                                     -------------------------------------------------------------------------------------------
                                                         2002                                           2003
                                     -------------------------------------------------------------------------------------------
                                            ORDINARY       EXCEPTIONAL                     ORDINARY      EXCEPTIONAL
                                               ITEMS             ITEMS     TOTAL              ITEMS            ITEMS       TOTAL
                                     --------------- ----------------- ------------ --------------- ----------------- -----------
                                                                           ((POUND) IN MILLIONS)

   GROSS PROFIT                              434.2                -        434.2            456.8               -         456.8
   Distribution costs                        (25.6)               -        (25.6)           (24.9)              -         (24.9)
   Administrative costs                     (264.5)            (15.0)     (279.5)          (262.3)            (90.1)     (352.4)
                                     -------------------------------------------------------------------------------------------
   OPERATING PROFIT (LOSS)                   144.1             (15.0)      129.1            169.6             (90.1)       79.5
   Net interest payable                     (182.1)              -        (182.1)          (112.6)            (58.4)     (171.0)
                                     -------------------------------------------------------------------------------------------
   (LOSS) PROFIT BEFORE TAXATION             (38.0)            (15.0)      (53.0)            57.0            (148.5)      (91.5)
   Taxation (charge) credit                   (7.9)              2.3        (5.6)           (25.9)             37.2        11.3
                                     -------------------------------------------------------------------------------------------
   (LOSS) PROFIT FOR THE PERIOD              (45.9)            (12.7)      (58.6)            31.1            (111.3)      (80.2)
                                     ===========================================================================================


                                                                   THREE MONTHS ENDED 31 DECEMBER
                                     --------------------------------------------------------------------------------------------
                                                         2002                                          2003
                                     --------------------------------------------- ----------------------------------------------
                                     ORDINARY ITEMS       EXCEPTIONAL              ORDINARY ITEMS  EXCEPTIONAL ITEMS
                                                                ITEMS       TOTAL                                          TOTAL
                                     --------------- ----------------- ----------- --------------- ------------------ -----------
                                                                           ((POUND) IN MILLIONS)

   GROSS PROFIT                              137.1               -         137.1           139.3               -          139.3
   Distribution costs                         (8.1)              -          (8.1)           (7.7)              -           (7.7)
   Administrative costs                      (90.8)              -         (90.8)          (89.0)              -          (89.0)
                                     -------------------------------------------------------------------------------------------
   OPERATING PROFIT                           38.2               -          38.2            42.6               -           42.6
   Net interest payable                      (66.3)              -         (66.3)          (24.4)              -          (24.4)
                                     -------------------------------------------------------------------------------------------
   (LOSS) PROFIT BEFORE TAXATION
                                             (28.1)              -         (28.1)           18.2               -           18.2
   Taxation charge                            (0.5)              -          (0.5)           (9.2)              -           (9.2)
                                     -------------------------------------------------------------------------------------------
   (LOSS) PROFIT FOR THE PERIOD
                                             (28.6)              -         (28.6)            9.0               -            9.0
                                     ===========================================================================================


Exceptional administrative costs in the three and nine months ended 31 December 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. Exceptional administrative costs in the nine months ended 31 December 2002 relate to costs incurred in connection with the withdrawn initial public offering of our parent company. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises (pound)19.7 million senior note redemption premium, (pound)30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an (pound)8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the three and nine months ended 31 December 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.         TAXATION

           The effective tax rate for the nine months ended 31 December 2003 and 2002 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                           NINE MONTHS ENDED 31 DECEMBER
                                                                                    ---------------------------------------------
                                                                                                2002                     2003
                                                                                    ---------------------------------------------
                                                                                                  ((POUND) IN MILLIONS)

           (Loss) profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the
              United Kingdom (30%)                                                              (11.4)                    17.1
           Effects of:
              Non-allowable goodwill amortisation                                                15.3                     15.7
              US tax losses                                                                       -                       (5.1)
              Other permanent differences                                                         4.0                     (1.8)
                                                                                    --------------------     --------------------
                                                                                                  7.9                     25.9
                                                                                    --------------------     --------------------
           Exceptional items multiplied by the standard rate of corporation tax in
              the United Kingdom (30%)                                                           (4.5)                   (44.6)
           Effects of:
              Items not allowed for tax purposes                                                  2.2                      7.4
                                                                                    --------------------     --------------------
                                                                                                 (2.3)                   (37.2)
                                                                                    --------------------     --------------------
           NET CHARGE (CREDIT) ON (LOSS) PROFIT BEFORE TAX                                        5.6                    (11.3)
                                                                                    ====================     ====================

6.         NET DEBT


           ANALYSIS OF NET DEBT
                                                                                                   AT                            AT
                                                                                             31 MARCH                   31 DECEMBER
                                                                                                 2003                          2003
                                                                          -----------------------------  --------------------------
                                                                                           ((POUND) IN MILLIONS)

           Long-term loans and other borrowings
               falling due after more than one year                                           2,286.0                      2,080.1
           Short-term borrowings and long-term loans and
               other borrowings falling due within one year                                     112.8                         84.7
                                                                          -----------------------------  --------------------------
           Total debt                                                                         2,398.8                      2,164.8
           Cash at bank and in hand                                                             (30.0)                      (132.0)
                                                                          -----------------------------  --------------------------
           NET DEBT AT END OF PERIOD                                                          2,368.8                      2,032.8
                                                                          =============================  ==========================


                       YELL FINANCE B.V. AND SUBSIDIARIES

6.         NET DEBT (CONTINUED)

           RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                                      DEBT DUE
                                                                                    WITHIN ONE
                                                                          TOTAL           YEAR
                                                                           CASH      EXCLUDING         DEBT DUE
                                                                      LESS BANK           BANK            AFTER
                                                                      OVERDRAFT      OVERDRAFT         ONE YEAR        NET DEBT
                                                                  -------------- --------------   --------------   --------------
                                                                                         ((POUND) IN MILLIONS)

           AT 31 MARCH 2003                                              30.0         (112.8)         (2,286.0)        (2,368.8)
           Cash inflow from operating activities less interest
             and redemption premium and taxation paid and
             capital expenditures                                        22.9            -                19.6 (a)         42.5
           Cash outflow on acquisitions                                  (5.8)           -                 -               (5.8)
           Net proceeds from shares issued                              304.4            -                 -              304.4
           Reclassification of long- and short-term debt                  -             (3.8)              3.8              -
           Borrowings repaid                                         (1,278.4)         112.8           1,165.6              -
           New loans acquired                                         1,077.5          (80.9)           (996.6)             -
           Finance fees paid                                            (16.4)           -                16.4              -
           Non-cash charges                                               -              -               (66.9)           (66.9)
           Currency movements                                            (2.2)           -                64.0             61.8
                                                                  -------------- --------------   --------------   --------------
           AT 31 DECEMBER 2003                                          132.0          (84.7)         (2,080.1)        (2,032.8)
                                                                  ============== ==============   ==============   ==============

           AT 30 SEPTEMBER 2003                                          91.3         (101.9)         (2,109.4)        (2,120.0)
           Cash inflow from operating activities less interest
             and taxation paid and capital expenditures                  42.7            -                 -               42.7
           Cash outflow on acquisitions                                  (2.7)           -                 -               (2.7)
           Net proceeds from shares issued                                -              -                 -                -
           Reclassification of long- and short-term debt                  -             17.0             (17.0)             -
           Borrowings repaid                                              -              -                 -                -
           New loans acquired                                             2.0            0.2              (2.2)             -
           Finance fees paid                                             (0.3)           -                 0.3              -
           Non-cash charges                                               -              -                13.4             13.4
           Currency movements                                            (1.0)           -                34.8             33.8
                                                                  -------------- --------------   --------------   --------------
           AT 31 DECEMBER 2003                                          132.0          (84.7)         (2,080.1)        (2,032.8)
                                                                  ============== ==============   ==============   ==============

     (a) The (pound)32.9 million and (pound)112.4 million of interest paid in the three and nine months ended 31 December 2003, respectively, included (pound)nil and (pound)19.6 million of interest that had been capitalised as long-term debt.

                       YELL FINANCE B.V. AND SUBSIDIARIES

6.         NET DEBT (CONTINUED)

           On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors.

           A portion of the net proceeds were paid to Yell Finance B.V. in consideration for shares issued and as additional loans. These funds were used to pay certain expenses on behalf of Yell Group plc and to repay approximately (pound)54 million of debt under the senior credit facilities and to redeem (pound)173 million of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and an undrawn revolving credit facility of (pound)200 million.

7.         DEBTORS

                                                                                            AT                       AT
                                                                                      31 MARCH              31 DECEMBER
                                                                                          2003                     2003
                                                                             --------------------    ---------------------
                                                                                        ((POUND) IN MILLIONS)
           Trade debtors                                                                   412.3                    364.4
           Other debtors                                                                     8.2                      7.7
           Accrued income                                                                    7.6                      0.1
           Prepayments                                                                      10.2                     17.0
           Deferred tax asset                                                               23.1                     43.8
                                                                             --------------------    ---------------------
           TOTAL DEBTORS                                                                   461.4                    433.0
                                                                             ====================    =====================

           All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year. The increase in the deferred tax asset from 31 March 2003 is a reflection of the tax credits on exceptional items and is expected to be utilised against taxable profits arising in the current financial year.

8.         OTHER CREDITORS

                                                                                            AT                        AT
                                                                                      31 MARCH               31 DECEMBER
                                                                                          2003                      2003
                                                                                -----------------    ---------------------
                                                                                             ((POUND) IN MILLIONS)

           Trade creditors                                                                  34.9                     16.0
           Corporation tax                                                                   6.2                      6.9
           Other taxation and social security                                               24.7                     21.2
           Other creditors                                                                   5.7                        -
           Accrued expenses                                                                 90.4                    100.3
           Deferred income                                                                  74.0                     85.0
                                                                               ------------------    ---------------------
             TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                                   235.9                    229.4
                                                                               ==================    =====================

                       YELL FINANCE B.V. AND SUBSIDIARIES

9.         LOANS AND OTHER BORROWINGS

                                                                                              AT                      AT
                                                                                        31 MARCH             31 DECEMBER
                                                                                            2003                    2003
                                                                               --------------------    ------------------
                                                                                           ((POUND) IN MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior credit facilities                                                                    111.8                   80.0
Subordinated parent company loan                                                              -                      3.8
Net obligations under finance leases                                                          1.0                    0.9
                                                                              ---------------------  --------------------
NET AMOUNTS FALLING DUE WITHIN ONE YEAR                                                     112.8                   84.7
                                                                              ---------------------  --------------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior credit facilities                                                                  1,013.7                  918.2
Senior notes:
    Senior sterling notes                                                                   250.0                  162.5
    Senior dollar notes                                                                     126.7                   72.9
    Senior discount dollar notes                                                            118.2                   75.0
                                                                              ---------------------  --------------------
AMOUNTS OWED TO THIRD PARTIES FALLING DUE
    AFTER MORE THAN ONE YEAR                                                              1,508.6                1,228.6
Unamortised finance fees                                                                    (39.3)                (21.6)
                                                                              ---------------------  --------------------
NET AMOUNTS OWED TO THIRD PARTIES FALLING DUE                                             1,469.3                1,207.0
    AFTER MORE THAN ONE YEAR
Subordinated parent company loan                                                            816.7                  873.1
                                                                              ---------------------  --------------------
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                          2,286.0                2,080.1
                                                                              ---------------------  --------------------
NET LOANS AND OTHER BORROWINGS                                                            2,398.8                2,164.8
                                                                              =====================  ====================

           Also see note 6 for details of the repayment of our senior debt.

                       YELL FINANCE B.V. AND SUBSIDIARIES

10.        CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

                                                            SHARE           SHARE        PROFIT AND
                                                          CAPITAL         PREMIUM      LOSS ACCOUNT           TOTAL
                                                   --------------- ---------------  ---------------- ---------------
                                                                           ((POUND) IN MILLIONS)
           BALANCE AT 31 MARCH 2003                           0.1             1.0           (125.5)          (124.4)
           Loss for the period                                  -               -            (80.2)           (80.2)
           Issue of ordinary shares                             -           304.4                -            304.4
           Currency movements (a)                               -               -            (51.2)           (51.2)
                                                   --------------- ---------------  ---------------- ---------------
           BALANCE AT 31 DECEMBER 2003                        0.1           305.4           (256.9)            48.6
                                                   =============== ===============  ================ ===============


           BALANCE AT 30 SEPTEMBER 2003                       0.1           305.4           (234.6)            70.9
           Profit for the period                                -               -              9.0              9.0
           Issue of ordinary shares                             -               -                -                -
           Currency movements (a)                               -               -            (31.3)           (31.3)
                                                   --------------- ---------------  ---------------- ---------------
           BALANCE AT 31 DECEMBER 2003                        0.1           305.4           (256.9)            48.6
                                                   =============== ===============  ================ ===============

          (a) The cumulative foreign currency translation adjustment was an(pound)88.9 million loss at 31 December 2003 (31 March 2003 -(pound)37.7 million loss).


11.        RELATED PARTY TRANSACTIONS

           Transaction and monitoring fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)nil each and (pound)12.9 million each for the three and nine months ended 31 December 2003, respectively, excluding Value Added Tax. No transaction or monitoring fees were payable after 15 July 2003, the date of our parent's initial public offering. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Yell Group.